SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

ANNUAL PUBLIC POLICIES AND CORPORATE GOVERNANCE CHARTER

In compliance with article 8, items I and VIII, of Law 13,303, of June 30, 2016, the Board of Directors subscribes to this Charter regarding the Company’s structure and development of Public Policies and Corporate Governance. The content of the Charter can be found in the 2021 Sustainability Report (to which this Charter is appended).

The Annual Public Policies and Corporate Governance Charter represents the alignment of Sabesp with the State-owned Companies Responsibility Law and is an accountability report that demonstrates the Company’s evolution in its commitment to transparency.

Sabesp was created as a mixed capital company under State Law 119/1973, resulting from the merger of several water and sewage service companies, in order to plan, execute and operate public basic sanitation services across the state of São Paulo, with one of its main objectives being the improvement of public health indexes, notably the reduction in infant mortality.

The Brazilian Federal Constitution establishes that it is the common competence of federal, state and municipal governments to promote basic sanitation programs. Additionally, the São Paulo State Constitution establishes that the basic sanitation policies shall create and develop institutional and financial mechanisms to ensure sanitation benefits for the entire population, in addition to foster common solutions among the state and municipalities by means of regional integrated action plans.

In accordance with the current Bylaws, the Company’s main corporate purpose is to provide basic sanitation services aimed at the universalization of said services in the state of São Paulo, without prejudice to long-term financial sustainability.

Currently, Sabesp directly provides environmental sanitation services in 375 municipalities in the state of São Paulo. The Company provides wholesale water and sewage services in other two municipalities and is a minority shareholder of other sanitation and energy companies.

To accomplish the corporate purpose that justified its creation and meet the growing demand for water and sewage services in the state of São Paulo, Sabesp maintains an investment plan containing specific targets to be achieved in the municipalities where it operates. Details of the Company’s investment plan are available on the “Business Strategy” section.

To ensure implementation of its Investment Plan, Sabesp uses its own resources arising from the collection of tariffs for services rendered, while seeking funds from government and private sources, both in Brazil and abroad. To learn more about the Company’s management, and its financial, economic and stock performance, please refer to the “Economic and Financial Management” section.

The state of São Paulo is the controlling shareholder of Sabesp, with 50.3% of its share capital. The remaining shares are traded on the São Paulo stock exchange, in the Novo Mercado segment (34.4% on December 31, 2021), and the New York stock exchange, as Level III American Depositary Receipts (15.3% also on December 31, 2021).

As a result of its control structure, great capital market exposure and adherence to special listing segments, Sabesp adopts high corporate governance standards, which are set out in the “Corporate Governance” section of the 2021 Sustainability Report.

São Paulo, March 24, 2022.

Mario Engler Pinto Júnior - Chairman

Benedito Braga

Claudia Polto da Cunha

Eduardo de Freitas Teixeira

Francisco Luiz Sibut Gomide

Francisco Vidal Luna

Leonardo Augusto de Andrade Barbosa

Luis Eduardo Alves de Assis

Wilson Newton de Mello Neto

Walter Luis Bernardes Albertoni

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 16, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.